Notice to ASX 2025 Half Year Results Presentation 30 July 2025 The Rio Tinto 2025 half year results presentation will be given today at 9:30am (BST) / 6:30pm (AEST) by Rio Tinto Chief Executive, Jakob Stausholm and Chief Financial Officer, Peter Cunningham. The presentation slides are attached and will also be available at https://www.riotinto.com/en/invest/financial- news-performance/results. The live webcast will be available at https://www.riotinto.com/en/invest/financial-news-performance/results. EXHIBIT 99.13

Notice to ASX Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Bruce Tobin  M +61 419 103 454 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Phoebe Lee M +61 413 557 780 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com

1 2025 Half Year Results 30 July 2025 Western Range, Pilbara, June 2025 ©2025, Rio Tinto, All Rights Reserved

2 Cautionary and supporting statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (together with their subsidiaries,“Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statements. Forward-looking statements This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukraine conflict. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward- looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; the impacts of the Ukraine conflict; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks identified in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Past performance cannot be relied on as a guide to future performance. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release, Annual Report and accounts in Australia and the United Kingdom and/or the most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to, or filed with, the SEC. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof. Production Targets Simandou: The estimated annualised capacity of approximately 60 million dry tonnes per annum (27 million dry tonnes Rio Tinto Share) iron ore for the Simandou life of mine schedule was previously reported in a release to the Australian Securities Exchange (ASX) dated 6 December 2023 titled “Simandou iron ore project update”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Oyu Tolgoi: The 500ktpa copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 referenced in slide 4 were previously reported in a release to the ASX dated 11 July 2023 “Investor site visit to Oyu Tolgoi copper mine, Mongolia”. All material assumptions underpinning that production target continue to apply and have not materially changed. Rincon: The production target of approximately 53kt of battery grade lithium carbonate per year for a period of 40 years was previously reported in a release to the ASX dated 4 December 2024 titled “Rincon Project Mineral Resources and Ore Reserves: Table 1”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Plans are in place to build for a capacity of 60 kt of battery grade lithium carbonate per year with debottlenecking and improvement programs scheduled to unlock this additional throughput. ©2025, Rio Tinto, All Rights Reserved

Jakob Stausholm Chief Executive 3 “ Oyu Tolgoi, Mongolia©2025, Rio Tinto, All Rights Reserved We are delivering very resilient financial results, with an improving operational performance helped by our increasingly diversified portfolio.”

Strategic investment and best-in-class project execution drives our growth



Best Operator

Bauxite
- H1 production record; +9% YoY
- Amrun consistently above nameplate capacity

Oyu Tolgoi copper
- H1 production continues to successfully ramp up; +54% YoY

Pilbara iron ore
- Highest Q2 production since 2018



Impeccable ESG

Aluminium
- Third PPA[1] signed for Boyne

Oyu Tolgoi copper
- Utilising first battery-swap trucks

Pilbara iron ore
- NeoSmelt steel decarbonisation project receives Government support



Excel in development

Simandou high-grade iron ore
- Accelerating first shipment to ~November 2025

Oyu Tolgoi copper
- On track to average ~500 ktpa of copper from 2028 – 2036[2]

Western Range iron ore
- First ore in Q1 2025, on time and budget



Social licence

PKKP[3] co-management agreement
- Landmark agreement signed in May

Co-designed Western Range mine
- First co-designed Social, Cultural and Heritage Management Plan with the Yinhawangka Traditional Owners

H1 2025
CuEq production[4] growth

6%[5]

vs H1 2024

Mid-term CuEq production[4] growth on track

~4%[6]

CAGR
(from 2024 -2028f)

[1] PPA = Power Purchase Agreement | [2] See supporting references for the Oyu Tolgoi production target on slide 2 | [3] Puutu Kunti Kurrama and Pinikura | 4 Copper equivalent production (CuEq production) based on long-term consensus pricing | [5] Includes Arcadium Lithium | [6] Ambition for compound annual growth rate (CAGR) for copper equivalent production, incorporating lithium, from 2024 to 2028f

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55% 23% 19% 2% 72% 13% 13% 3% 5 Very resilient financial results from our diversifying portfolio1 1 All figures relate to H1 2025 unless noted otherwise. All variances are year-on-year comparing H1 2025 to H1 2024 | 2 Copper equivalent volume based on long-term consensus pricing | 3 Net cash generated from operating activities. Charts show % share by product group | 4 Platts 62% Fe, FOB Western Australia $/dmt (derived from Platts 62% Fe, CFR China index) 4% Sales volumes (CuEq)2 Underlying EBITDA Underlying earnings $4.8bn -16% Interim dividend Equates to $2.4bn $11.5bn -5% Operating cash flow3 H1 2024 H1 2025 ©2025, Rio Tinto, All Rights Reserved Iron Ore Aluminium Copper Minerals payout50% Strong production • Copper and bauxite production performance offsetting 13% reduction in iron ore price (-$14/t)4 Delivering on strategy • Increasing exposure to energy transition delivering greater resilience and diversification • Continued cost discipline Investing in the future • Projects on time and on budget Production volumes (CuEq)2 6% Aluminium share +10pp Copper share +6pp $6.9bn -2%

Simandou, Guinea, July 2025 6©2025, Rio Tinto, All Rights Reserved Peter Cunningham Chief Financial Officer

7 Financial performance 1 Net cash generated from operating activities | 2 Represents purchases of property, plant and equipment and intangible assets (of $4.7 billion) and funding provided by the group to equity accounted units for its share of investment (of $0.3 billion), net of equity/shareholder loan financing received/due from non-controlling interests (of $0.6 billion) | 3 Platts 62% Fe, FOB Western Australia, $/dmt (derived from Platts 62% Fe, CFR China index). Compares H1 2025 to H1 2024. • Diversified model drives resilience despite 13% lower iron ore price3 • Consistent cash generation • Disciplined capital investment in line with guidance • Balance sheet remains strong • Consistent interim dividend payout ©2025, Rio Tinto, All Rights Reserved $bn, except where stated H1 2025 H1 2024 Comparison Consolidated sales revenue 26.9 26.8 0% Underlying EBITDA 11.5 12.1 -5% Underlying earnings 4.8 5.8 -16% Underlying ROCE 14% 19% Operating cash flow1 6.9 7.1 -2% Share of capital investment2 4.5 3.7 +23% Interim dividend payout ratio 50% 50% Net debt 14.6 5.1

50 100 150 200 250 300 8 Commodity prices Iron ore 62% Fe (Platts CFR China) Aluminium LMECopper LME Lithium Price as of 25 July 2025 1 Based on monthly average nominal price, converted to 2025 real levels from January 2010 and provided as a 12-month moving average. Lithium historical average price since 2016. Index 100 = average prices since 2010, real, 12-month moving average1 • Copper and aluminium average prices trended upwards in H1 2025 • Copper and aluminium spot prices trading around long term averages; iron ore and lithium spot prices trading below • Very resilient financial results delivered with these dynamics ©2025, Rio Tinto, All Rights Reserved 2013 2015 2017 2019 2021 2023 20252011 0

Operational levers ensuring financial strength

More diverse contribution



Underlying EBITDA $bn
12.1
11.5
H1 2024
H1 2025
Iron Ore
Aluminium
Copper
Minerals
Central

Safe Production System - driving efficiency and cost discipline

- **Optimising our employee base to drive efficiency**
  - Group Operational FTEs[1] have decreased by 2% since H1 2024[2], while delivering production growth
  - Kennecott FTEs have decreased ~10% since H1 2024[3]
- **Business transformation program launched** at Iron and Titanium Quebec operations
- **Functional support costs below 2022**[2]

[1] FTE = Full Time Equivalent | [2] Excluding Arcadium, growth projects and scope changes | [3] As of 1 May 2025

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12.1 11.3 11.5 (0.8) 0.0 10 H1 2024 Underlying EBITDA Prices 0.2 Exchange rates (0.2) Inflation & Market driven Subtotal 0.7 Volumes & Mix 0.2 E&E (net)3 Cash unit cost4 (0.6) Other H1 2025 Underlying EBITDA External -$0.8bn Controllables +$0.2bn Note: Financial figures are rounded to the nearest $100 million, hence small differences may result in the totals. | 1 Iron ore includes Pilbara, portside trading and IOC | 2 Aluminium includes primary aluminium, alumina, bauxite and recycled aluminium | 3 Exploration and evaluation expenditure | 4 Aluminium raw material prices have returned to more normalised levels hence reported in cash unit cost. ©2025, Rio Tinto, All Rights Reserved Iron ore1 -2.0 Aluminium2 +0.7 Copper +0.6 Total -0.8 General inflation -0.2 Energy prices +0.1 Total -0.2 Closure discount rate change -0.2 Other non-cash -0.3 Other -0.1 Total -0.6 Copper +0.8 Aluminium +0.1 Iron Ore -0.2 Total +0.7 Aluminium +0.2 Copper +0.1 Iron Ore -0.1 Minerals -0.1 Total 0.0 Strong operational performance offsetting external headwinds Underlying EBITDA $bn

Significant uplift from Aluminium and Copper

$bn, except where stated	Iron Ore Strong recovery from weather impacts		Aluminium Step change in financial performance		Copper Oyu Tolgoi ramp-up continues on plan		Minerals Focused on operational stability	
	H1 2025	vs H1 2024	**H1 2025**	vs H1 2024	**H1 2025**	vs H1 2024	**H1 2025**	vs H1 2024
Production (Mt)	153.5[1]	-2%	1.7[2]	+1%	0.4[3]	+16%	0.5[4]	—%
Underlying EBITDA	6.7	-24%	2.4	+50%	3.1	+69%	0.3	-58%
Free cash flow	3.1	-39%	1.2	+201%	0.7	+361%	-0.7	n/a
ROCE[5]	38%	-17pp	14%	+7pp	12%	+5pp	1%	-11pp

Iron Ore

- **Highest Q2 production** since 2018
- **Western Range** delivered on time and budget
- **Product strategy** revised, new specification successfully placed in the market from July
- **Unit costs** in H1 within guidance, benefitting from a weaker than expected Australian dollar

Aluminium

- **Bauxite** record production, +9% YoY, coupled with strong pricing
- **Stable smelter operating performance**
- **Proactively flexing product mix and shipping destinations** to manage the changing tariff environment

Copper

- **Oyu Tolgoi** on track for >50% production growth this year, with options in the mine plan
- **Escondida** higher grades and throughput
- **Kennecott** restructuring its cost base
- **Unit cost** guidance for 2025 updated to 110-130c/lb (previously 130-150c/lb) driven by disciplined cost control, strong production and higher gold prices

Minerals

- **IOC** improving stability
- **TiO_2** operationally improved but markets weak
- **Arcadium transaction** closed in March 2025
- **Lithium integration** proceeding to plan to capture value from future market opportunities

[1] Pilbara, 100% basis | [2] Aluminium, Rio Tinto share | [3] Total copper, consolidated basis | [4] TiO_2, Rio Tinto share | [5] ROCE is defined as underlying earnings excluding net interest divided by average capital employed. Aluminium ROCE based on integrated operations; Copper and Minerals based on product group operations, with the latter excluding lithium

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-50 -25 0 25 50 75 100 125 150 Iron ore industry structure has proven more resilient than expected 12 BHP RTIO FMG Iron ore industry cost curve in 20241 Contestable market only, 62% Fe fines equivalent basis, $/dmt Cost curve as forecast in 2018 Source: Rio Tinto Analysis and Economics | 1 Costs represent the 62 % Fe equivalent landed China price that would result in zero profit margin after sustaining capex generating a like-for-like comparison between assets | 2 Production to be replaced in the next 10-years from major producers Rio Tinto (Pilbara), BHP (Pilbara), FMG, HanRoy and Vale (source: Rio Tinto analysis of public information) Industry structure • Costs have exceeded expectations • Producers globally face depletion • Approximately 40% of production from the majors needs to be replaced over the next 10 years2 Simandou • Expect to be absorbed with depletion of existing mines and healthy demand • High grade products actively sought after by customers Demand 2024 ©2025, Rio Tinto, All Rights Reserved Iron ore capacity (billion wet metric tonnes) 0.5 1.0 1.5 2.0

13 Our disciplined approach to capital allocation is unchanged Share of capital investment $bn ©2025, Rio Tinto, All Rights Reserved. Net debt $bn 0 5 10 15 20 25 30 35 40 45 50 0 2 4 6 8 10 12 14 16 2022 2023 2024 H1 2025 Net Debt (US$bn, LHS) EBITDA to interest cover (ratio, RHS) 0 2 4 6 8 10 12 2022 2023 2024 2025f Mid-term guidance Sustaining Replacement Decarbonisation Growth H1 2025 total capital Credit ratings A A2 A1 A S&P EBITDA to interest cover Ratio 1 Unsolicited rating until March 2025. Solicited rating since March 2025 | 2 Interest from our $9bn debt issuance to fund the Arcadium acquisition is included from March 2025 2 ~10-11

14 Committed to consistent shareholder returns as we grow our business • Capital investment has delivered four consecutive years of production growth • Maintained 10-year dividend track record • $2.4bn interim dividend (50% payout) in line with our policy 1 Copper equivalent production based on long-term consensus pricing and represents current portfolio of assets | 2 2025f copper equivalent production is a forecast based on production guidance and includes lithium | 3 Shareholder returns on a declared basis 0 20 40 60 80 100 2018 2019 2020 2021 2022 2023 2024 2025 Full year ordinary dividend Full year additional return Interim ordinary dividend ©2025, Rio Tinto, All Rights Reserved 4000 4200 4400 4600 4800 5000 5200 0 4 8 12 16 20 2018 2019 2020 2021 2022 2023 2024 2025f Capital Expenditure CuEq production Capital investment $bn ↑ 3% YoY ↑ 1% YoY ↑ ~5%2 YoY ↑ 1% YoY CuEq production1 Payout ratio3%

15Rincon, Argentina Jakob Stausholm Chief Executive ©2025, Rio Tinto, All Rights Reserved

16 The energy transition continues to drive growth today H1 2025 YoY4 drive commodity demand growth… 1 Source: Oxford Economics | 2 Source: IEA, S&P global and Enerdata projections | 3 Source: IEA and Ember projections | 4 YoY compares H1 2025 to H1 2024 | 5 Total iron ore requirement, excludes changes in portside inventory | 6 BESS = Battery energy storage system Copper +3%13Mt Aluminium +3%37Mt Lithium +28%713Kt Iron ore5 0%1.2Bt YoY4 Solid underlying fundamentals… GDP1 +2.8% Energy consumption2 +2.5% Electricity demand3 +4.0% particularly for lithium H1 2024 566 784 H1 2025 +38% Other Demand Portable electronics BESS6 EVs Commercial EV 2024-25 growth 1% 29% 106% 29% GWh Global battery demand by end-useGlobal commodity demandGlobal growth ©2025, Rio Tinto, All Rights Reserved

17 Lithium demand will require substantial greenfield investments ©2025, Rio Tinto, All Rights Reserved Lithium commissioned supply and demand balance Mt lithium carbonate equivalent (LCE)1 Demand growth will rebalance the market Lithium incentive curve in 2030 C3 cost plus capital charge ($/kg LCE) New production will need to be incentivised Source: 1 Lithium carbonate price (spot, $/t CIF China, Japan, Korea). Source: Fastmarkets. Benchmark Minerals Insight 2Q 2025, RT Economics Lithium carbonate cost curve in 2025 Cash costs ($/kg LCE) 50% 75%25% Current market prices are unsustainable 0 100 35 30 25 20 15 10 5 0 900800600500400300200 Brine pond Brine DLE Pond & DLE Oilfield Brine Spodumene Others Capital charge Source: Rio Tinto EconomicsSource: Benchmark Minerals Insight 2Q 2025, Rio Tinto Economics 1 Supply includes only operational capacity or projects under construction 25% 50% 75% 20 18 14 6 4 10 2 16 0 8 12 Brine Spodumene Pegmatite Mica 0 1 2 3 4 5 2020 2025 2030 2035 Idled capacity Under construction Ramping up Online 2.2 New capacity needed 2025 spot prices1 90% 90% 0.4 1 Jan 25 Jul 1 Jul

18 1 Ambition for compound annual growth rate (CAGR) for copper equivalent production from 2024 to 2033f. ©2025, Rio Tinto, All Rights Reserved Nuevo Cobre Rincon Oyu Tolgoi AP60 Salar de Maricunga Pilbara replacement projects Salares Altoandinos Resolution On track: ~3%1 CAGR production ambition 2024 – 2033f Arcadium Partner of choice, and best in class project delivery Simandou 1 Ambition for compound annual growth rate (CAGR) for copper equivalent production, incorporating lithium, from 2024 to 2033f

Simandou – our progress ©2025, Rio Tinto, All Rights Reserved 19 Largest greenfield integrated mine and infrastructure investment in Africa

20©2025, Rio Tinto, All Rights Reserved Looking towards our next chapter

Q&A 21Gudai Darri, Pilbara©2025, Rio Tinto, All Rights Reserved

Appendix 23Oyu Tolgoi, Mongolia©2025, Rio Tinto, All Rights Reserved

Other financials 24©2025, Rio Tinto, All Rights Reserved

• Issued US$9bn public bonds to finance the acquisition of Arcadium Lithium and for general corporate purposes • No corporate bond maturities until 2027 • Weighted average debt maturity of corporate bonds ~14 years (~12 years for Group debt) • Strong liquidity position, including a $7.5bn back-stop Revolving Credit Facility maturing in November 2028 25 Debt maturity profile 1 Based on June 2025 accounting value. The debt maturity profile shows ~$1.6bn of capitalised leases under IFRS 16 At 30 June 20251 $m 0 500 1,000 1,500 2,000 2,500 3,000 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 20 43 20 44 20 45 20 46 20 47 20 48 20 49 20 50 20 51 20 52 20 53 20 54 20 55 20 65 External borrowings Leases ©2025, Rio Tinto, All Rights Reserved

Simplified earnings by Business Unit for H1 2025

	Atlantic Aluminium	Pacific Aluminium	Copper	Pilbara
Sales volume	**1,077kt**	**564kt**	**435kt[5]**	**132.5Mt[9]**
Average benchmark price	$2,539/t	$2,539/t	428c/lb[6]	$92/dmt[10]
Premiums, provisional pricing, by-product sales, product mix, other	$726/t[2]	$319/t[2]	156c/lb	$(2.3)/dmt
Revenue per unit	**$3,265/t[3]**	**$2,858/t[3]**	**584c/lb**	**$89.7/dmt**
Unit cost[1]	$2,103/t[4]	$2,387/t[4]	200c/lb[7]	$24.3/t
Other costs per unit[8]	$720/t	$295/t	28c/lb	$15/t[11]
Margin per unit	**$442/t**	**$176/t**	**356c/lb**	**$50.4/t**
Total underlying EBITDA ($m)	**494[12]**	**99**	**3,414**	**6,678**

[1] Calculated using production volumes, except for Pilbara which is based on shipments | [2] Includes Midwest premium duty paid, which was 55% of our volumes in H1 2025 and value added premiums which were 46% of the primary metal we sold | [3] Segmental revenue per Financial Information by Business Unit includes other revenue not included in the realised price | [4] Includes costs before casting | [5] Sales volume comprises Oyu Tolgoi payable copper in concentrates collected by customers from the Mongolia/China border; Escondida payable copper in concentrates and refined copper, and Kennecott refined copper | [6] Average LME | [7] C1 copper unit costs on a gross basis (excluding by-product credits) | [8] Includes net change in inventory, with the exception of Pilbara where the unit cost is already based on shipments | [9] Consolidated basis | [10] Platts (FOB) index for 62% iron fines | [11] Includes freight and royalties | [12] Includes EBITDA from Matalco

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26

Iron Ore 27 Financial metrics ($bn) H1 2025 H1 2024 comparison 2025 guidance Segmental revenue 12.5 -18% EBITDA 6.7 -24% Margin (FOB)3 61% -6pp Operating cash flow 4.6 -28% Capex 1.4 +15% Sustaining ~$2.04 Free cash flow 3.1 -39% Underlying ROCE 38% -17pp Average realised price1,3 ($/t) 89.7 -15% Unit cost2,3 ($/t) 24.3 +5% 23 - 24.5 Shipments3 (Mt, 100% basis) 2025 guidance H1 2025 2024 2023 2022 2021 2020 Pilbara Blend 73.2 185.9 201.5 203.9 202.9 232.7 Robe Valley 14.0 31.9 29.3 25.5 25.2 30.3 Yandicoogina 20.0 46 53.5 56.9 56.9 57.7 SP10 43.4 64.8 47.5 35.4 36.6 9.9 Total 323 – 3385 150.6 328.6 331.8 321.6 321.6 330.6 1 Dry metric tonne, FOB basis | 2 Unit costs are based on operating costs included in EBITDA and exclude royalties (State and third party), freight, depreciation, tax and interest. Unit costs are stated at an Australian dollar exchange rate of 0.63 for H1 2025 actuals and 0.66 for 2025 guidance | 3 Pilbara only, all other figures reflect Pilbara operations, portside trading and Dampier Salt | 4 Subject to ongoing inflationary pressure | 5 At the lower end of range ©2025, Rio Tinto, All Rights Reserved

Aluminium 28 Production (Mt, Rio Tinto share) 2025 guidance H1 2025 2024 2023 2022 2021 2020 Bauxite 57 – 594 30.6 58.7 54.6 54.6 54.3 56.1 Alumina 7.4 – 7.8 3.7 7.3 7.5 7.5 7.9 8 Aluminium excl. recycling 3.25 – 3.45 1.7 3.3 3.3 3 3.2 3.2 1 LME plus all-in premiums (product and market) | 2 Platts Alumina Index (PAX) FOB Australia | 3 CM Group CIF China $/t | 4 At the higher end of range Financial metrics ($bn) H1 2025 H1 2024 comparison Segmental revenue 7.8 +20% EBITDA 2.4 +50% Margin (integrated operations) 33% +6pp Operating cash flow 1.9 +75% Capex (excl. EAUs) 0.8 +7% Free cash flow 1.2 +201% Underlying ROCE 14% +7pp Aluminium realised price1 3,125 +14% Average alumina price2 434 +9% Average Bauxite CBIX Australia HT3 86 +37% ©2025, Rio Tinto, All Rights Reserved

29 Composition of alumina and aluminium production costs Alumina refining Production cash costs Aluminium smelting (hot metal) Input Costs (Index price) H1 2024 H2 2024 H1 2025 Inventory Flow3 FY25 Annual Cost Sensitivity Caustic Soda1 ($/t) 376 430 445 3 – 4 months $11m per $10/t Natural Gas2 ($/mmbtu) 2.21 2.61 3.69 0 - 1 month $4m per $0.10/GJ Brent Oil ($/bbl) 84 77.5 71.8 N/A $2m per $10/barrel Input Costs (Index price) H1 2024 H2 2024 H1 2025 Inventory Flow3 FY25 Annual Cost Sensitivity Alumina4 ($/t) 400 603 434 1 - 2 months $65m per $10/t Petroleum Coke5 ($/t) 394 391 458 2 - 3 months $11m per $10/t Coal Tar Pitch6 ($/t) 958 910 868 1 - 2 months $3m per $10/t 1 North East Asia FOB | 2 Henry Hub | 3 Based on quarterly standard costing (moving average) | 4 Australia (FOB) | 5 US Gulf (FOB) | 6 North America (FOB) 38% 39% 38% 36% 33% 32% 33% 34% 17% 17% 17% 19% 12% 12% 12% 11% FY 24 H1 24 H2 24 100% 100% 100% H1 25 100% Energy Caustic Bauxite Conversion 20% 22% 19% 19% 20% 19% 21% 21% 15% 16% 13% 13% 43% 41% 45% 45% 2% FY 24 2% H1 24 2% H2 24 100% 100% 100% H1 25 100% 2% Alumina Carbon Power Materials Conversion ©2025, Rio Tinto, All Rights Reserved

Copper

Financial metrics[1] ($bn)	H1 2025	H1 2024 comparison	2025 guidance
Segmental revenue	6.2	+41%	
EBITDA	3.1	+69%	
Margin (integrated operations)	61%	+8pp	
Operating cash flow	1.6	+39%	
Capex (excl. EAUs)	0.8	-14%	
Free cash flow	0.7	+361%	
Underlying ROCE[2]	12%	+5pp	
Copper realised price (c/lb)[3]	436	+4%	
Unit cost (c/lb)[4]	97	-34%	110 - 130[5]

Production (kt, Rio Tinto share)	2025 guidance	H1 2025	2024	2023	2022	2021	2020
Mined copper (consolidated basis)[6]		415	697	620	607	602	627
Refined copper		110	248	175	209	202	155
Copper (consolidated basis)[7]	780 - 850[8]	438	793				

[1] Accountability for Rio Tinto Guinea, our in-country external affairs office, remains with Bold Baatar, and has therefore moved from the Copper product group to "Other operations" following his change in role to Chief Commercial Officer. Accordingly, prior period amounts have been adjusted for comparability | [2] Underlying ROCE is defined as underlying earnings (product group operations) excluding net interest divided by average capital employed | [3] Average realised price for all units sold. Realised price does not include the impact of the provisional pricing adjustments, which positively impacted revenues in H1 2025 by $266m (H1 2024 positive impact of $93m) | [4] Unit costs for Kennecott, Oyu Tolgoi and Escondida utilises the C1 unit cost calculation where Rio Tinto has chosen Adjusted Operating Costs as the appropriate cost definition. C1 costs are direct costs incurred in mining and processing, plus site G&A, freight and realisation and selling costs. Any by-product revenue is credited against costs at this stage | [5] Guidance previously 130-150c/lb | [6] Prior periods production includes Oyu Tolgoi on a 100% consolidated basis and continues to reflect our 30% share of Escondida | [7] From Q1 2025, we are reporting copper production and guidance as one metric, in order to simplify reporting and align with peer practices | [8] At higher end of range

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Minerals 1 Underlying ROCE is defined as underlying earnings (product group operations excluding lithium) excluding net interest divided by average capital employed | 2 At lower end of range | 3 H1 2025 lithium carbonate equivalent production from Arcadium was 29kt (35kt on a 100% basis) of which 18kt (21kt on a 100% basis) was produced since completion of the acquisition in March. 31 Production (Rio Tinto share) 2025 guidance H1 2025 2024 2023 2022 2021 2020 IOC (Mt) 9.7 – 11.4 4.8 9.4 9.7 10.3 9.7 10.4 Lithium (kt) 183 Borates – B2O3 content (kt) ~0.5Mt 249 504 495 532 488 480 Titanium dioxide slag (kt) 1.0 – 1.2Mt2 491 990 1,111 1,200 1,014 1,120 Financial metrics ($bn) H1 2025 H1 2024 Comparison Segmental revenue 2.9 +5% EBITDA 0.3 -58% Margin (product group operations excluding lithium) 14% -20pp Operating cash flow 0.2 -33% Capex 0.8 +205% Free cash flow -0.7 n/a Underlying ROCE1 1% -11pp ©2025, Rio Tinto, All Rights Reserved

Cash flow reconciliation

Cash Flow as at 30 June 2025 (US$m)	Statutory cash flow	Reconciling items	Underlying cash flow
Profit after tax for the year / Underlying EBITDA	**4,536**		**11,547**
Adjustments for:			
Taxation	2,201		
Finance items	951		
Share of profit after tax of equity accounted units[1]	(717)	(1,033)	(1,750)
Impairment charges[2]	122	(122)	
Depreciation and amortisation	2,958		
Provisions (including exchange differences on provisions)[2]	341	(3)	338
Utilisation of provisions	(659)		(659)
Change in working capital	(630)		(630)
Other items	(186)	257	71
Cash Flows from consolidated operations	**8,917**		**8,917**
Dividends from EAUs	440		440
Net interest paid	(327)		(327)
Dividends paid to non-controlling interests	(53)		(53)
Tax paid	(2,053)		(2,053)
Net Cash generated from operating activities	**6,924**		**6,924**
Purchases of PPE	(4,734)		(4,734)
Sales of PPE	7		7
Lease principal payments	(235)		(235)
Free cash flow	**1,962**		**1,962**

Utilisation of provisions

Close down and restoration	(150)
Post-retirement benefits and other employee provisions	(422)
Other provisions	(87)
	(659)

Change in working capital

Inventories	(250)
Trade and other receivables	(81)
Trade and other payables	(299)
	(630)

Other items

	Statutory cash flow	Reconciling items	Underlying cash flow
Change in non-debt derivatives[2]	(32)	144	112
Depreciation transferred[3]	(120)	120	0
Other items[2,3]	(34)	(7)	(41)
	(186)	**257**	**71**

Reconciling items relate to: [1] Finance items, tax, depreciation & amortisation of EAUs which is not included in Underlying EBITDA | [2] Exclusions not included in Underlying EBITDA | [3] Part of the reconciling items include depreciation in E&E expenditure not recognised in underlying cashflows

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©2025, Rio Tinto, All Rights Reserved 33 Net debt reconciliation, including Simandou investments $bn Net debt as of December 2024 (5.5) Operating cash flow 6.9 Capital expenditure (4.7) Lease principal payments (0.2) Free cash flow 2.0 Acquisition of Arcadium (including acquired net debt) (7.6) Funding provided to WCS (0.3) CIOH cash contribution towards Simandou project 0.7 Dividend (3.8) Other (0.1) Movement in net debt (9.1) Net debt as of 30 June 2025 (14.6) Includes $0.8bn Simandou capex Funding to WCS rail and port entities • $0.1bn direct equity investment in WCS • $0.2bn loans to WCS

Guidance 34©2025, Rio Tinto, All Rights Reserved

Production guidance

	2025 Production guidance[1]
Pilbara iron ore shipments[2] (100% basis)	323 – 338Mt[3]
Copper	
Copper (consolidated basis)[4]	780 – 850kt[5]
Aluminium	
Bauxite	57 – 59Mt[5]
Alumina	7.4 – 7.8Mt
Aluminium	3.25 – 3.45Mt
Minerals	
TiO_2	1.0 – 1.2Mt[3]
Iron Ore Company of Canada pellets and concentrate	9.7 – 11.4Mt
Borates – B_2O_3 content	~0.5Mt

	2025 Unit cost guidance
Pilbara iron ore unit cash costs, free on board (FOB) basis, $/tonne	23.0 – 24.50[6]
Copper C1 net unit costs (includes Kennecott, Oyu Tolgoi and Escondida), US cents/lb	**Updated** 110 – 130 (previously 130 – 150)

[1] Guidance remains subject to weather impacts | [2] Pilbara iron ore guidance remains subject to the timing of approvals for planned mining areas and heritage clearances. The system has limited ability to mitigate further losses from weather if incurred | [3] At the lower end of guidance | [4] Includes Oyu Tolgoi on a 100% consolidated basis and continues to reflect our 30% share of Escondida | [5] At the higher end of guidance | [6] Pilbara unit cash costs at an Australian dollar exchange rate of 0.66

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Group level financial guidance

	2025f	Mid-term (per year)
Share of capital investment		
Total Group	~$11bn	~$10-11bn
Growth capital	~$3.0bn	
Sustaining capital	~$4.0bn	
Including Pilbara sustaining[1]	*~$2.0bn*	
Replacement capital	~$3-4bn	
Decarbonisation capital	~$0.3bn	
Effective tax rate	~33%[2]	~30%
Shareholder returns	Total returns of 40 – 60% of underlying earnings through the cycle	

[1] Subject to ongoing inflationary pressure | [2] ~33% effective tax rate on underlying earnings is expected for 2025 (previously ~30%) driven by the higher effective tax rate in H1 where there was a higher proportion of profits from higher tax jurisdictions and unrecognised deferred tax assets. The effective tax rate is expected to return to ~30% from 2026

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Common acronyms

$	United States dollar	**FCF**	Free cash flow	**PFS**	Pre-feasibility Study
B_2O_3	Boric oxide	**FOB**	Free On Board	**ROCE**	Return on capital employed
bbl	one barrel	**FTE**	Full time equivalent	**Q**	Quarter
BESS	Battery energy storage system	**FY**	Full Year	**SPS**	Safe Production System
Bn	Billion	**GJ**	Gigajoules		
c/lb	US cents per pound	**H1**	Half year (first half)	**RHS**	Right hand side
CAGR	Compound annual growth rate	**H2**	Half year (second half)	**RT Share**	Rio Tinto Share
Capex	Capital expenditure	**IOC**	Iron Ore Company of Canada	**S&P**	Standard & Poor's
CIF	Cost, Insurance and Freight	**kt**	Kilo tonnes	**T**	Tonne
CFR	Cost and freight	**Ktpa**	Kilo tonnes per annum	**TiO_2**	Titanium dioxide
CIOH	Chinalco Iron Ore Holdings Consortium	**lb**	Pound	**USD**	United States dollar
CO_2	Carbon dioxide	**LCE**	Lithium Carbonate Equivalent	**WCS**	Winning Consortium Simandou
CO_2e	Carbon dioxide equivalent	**LHS**	Left hand side		
Cu	Copper	**LME**	London Metal Exchange		
CuEq	Copper equivalent	**Mmbtu**	one million British thermal units		
DLE	Direct Lithium Extraction	**Mt**	Million tonnes		
DMT	Dry Metric Tonne	**Mt/a**	Million tonnes per annum		
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortisation	**Mtpa**	Million tonnes per annum		
EV	Electric Vehicle	**MW**	Megawatt		
EAU	Equity Accounted Unit	**NPV**	Net present value		
f	Forecast	**NZAS**	New Zealand Aluminium Smelters Limited		

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38 Useful reference material Annual Report 2024 Annual Report 2024 Annual Results 2024 - release Annual results 2024 Quarterly operations review Quarterly operation review Investor Seminars Investor Seminars Sustainability Sustainability Presentations and webcasts Presentations Financial calendar Financial calendar Shareholder information Shareholder information Corporate governance Corporate governance Gladstone, Australia©2025, Rio Tinto, All Rights Reserved

39 Contacts ©2025, Rio Tinto, All Rights Reserved Investor Relations, United Kingdom Rachel Arellano +44 7584 609 644 David Ovington +44 7920 010 978 Laura Brooks +44 7826 942 797 Weiwei Hu +44 7825 907 230 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom +44 20 7781 2000 Investor Relations, Australia Tom Gallop +61 439 353 948 Phoebe Lee +61 413 557 780 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia +61 3 9283 3333